Exhibit 99.1

Bellatrix Exploration Ltd. Announces First Quarter 2013 Financial Results

TSX, NYSE MKT: BXE

CALGARY, May 8, 2013 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) announces its financial and operating results for the three months ended March 31, 2013.

Forward-Looking Statements
This press release, including the report to shareholders, contains forward-looking statements.  Please refer to our cautionary language on forward-looking statements and the other matters set forth at the beginning of the management's discussion and analysis (the "MD&A") attached to this press release.

HIGHLIGHTS
		Three months ended March 31,
		2013	2012
FINANCIAL (unaudited)
(CDN$000s except share and per share amounts)
Revenue (before royalties and risk management (1))		65,543	58,191
Funds flow from operations (2)		37,545	29,194
Per basic share (6)		$0.35	$0.27
Per diluted share (6)		$0.32	$0.25
Cash flow from operating activities		35,527	24,056
Per basic share (6)		$0.33	$0.22
Per diluted share (6)		$0.30	$0.21
Net profit before certain non-cash items (5)		13,598	6,090
Per basic share (6)		$0.13	$0.06
Per diluted share (6)		$0.12	$0.06
Net profit		4,561	9,172
Per basic share (6)		$0.04	$0.09
Per diluted share (6)		$0.04	$0.08
Exploration and development		91,459	74,061
Corporate and property acquisitions		150	70
Capital expenditures - cash		91,609	74,131
Property dispositions - cash		5	(300)
Non-cash items		787	(154)
Total capital expenditures - net		92,401	73,677
Long-term debt		150,827	96,760
Convertible debentures (7)		51,105	49,464
Adjusted working capital deficiency (3)		43,488	18,276
Total net debt (3)		245,420	164,500
Total assets		759,775	645,648
Shareholders' equity		386,750	358,910

OPERATING		Three months ended March 31,
		2013	2012
Average daily sales volumes
Crude oil, condensate and NGLs	(bbls/d)	5,983	6,123
Natural gas	(mcf/d)	80,158	58,659
Total oil equivalent	(boe/d)	19,343	15,900
Average prices
Light crude oil and condensate	($/bbl)	92.11	90.03
NGLs (excluding condensate)	($/bbl)	42.30	53.97
Heavy oil	($/bbl)	53.69	75.93
Crude oil, condensate and NGLs	($/bbl)	73.60	81.24
Crude oil, condensate and NGLs (including risk management (1))	($/bbl)	73.44	75.96
Natural gas	($/mcf)	3.50	2.32
Natural gas (including risk management (1))	($/mcf)	4.42	2.32
Total oil equivalent	($/boe)	37.28	39.86
Total oil equivalent (including risk management (1))	($/boe)	41.02	37.83

Statistics
Operating netback (4)	($/boe)	21.03	24.95
Operating netback (4) (including risk management (1))	($/boe)	24.77	22.92
Transportation	($/boe)	0.83	1.14
Production expenses	($/boe)	8.65	9.20
General & administrative	($/boe)	2.06	1.91
Royalties as a % of sales after transportation		19%	12%

COMMON SHARES
Common shares outstanding		107,919,329	107,463,313
Share options outstanding		9,293,228	7,929,247
Shares issuable on conversion of convertible debentures (7)		9,821,429	9,821,429
Diluted common shares outstanding		127,033,986	125,213,989
Diluted weighted average shares - net profit (6)		110,725,084	119,267,434
Diluted weighted average shares - funds flow from
operations and cash flow from operating activities (2) (6)		120,546,513	119,267,434
SHARE TRADING STATISTICS
TSX and Other (8) (CDN$, except volumes) based on intra-day trading
High		6.70	5.67
Low		4.03	4.36
Close		6.54	5.26
Average daily volume		674,726	864,560
NYSE MKT (9) (US$, except volumes) based on intra-day trading
High		6.60	-
Low		4.10	-
Close		6.43	-
Average daily volume		67,190	-

(1) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts.

The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

(2) The highlights section contains the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with generally accepted accounting principles ("GAAP") as an indicator of the Company's performance. Therefore reference to the additional GAAP measures of funds flow from operations, or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

(3) Net debt and total net debt are considered additional GAAP measures. The Company's calculation of total net debt includes the liability component of convertible debentures and excludes deferred liabilities, long-term commodity contract liabilities, decommissioning liabilities, long-term finance lease obligations and the deferred tax liability. Net debt and total net debt include the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations. Net debt also excludes the liability component of convertible debentures. A reconciliation between total liabilities under GAAP and total net debt and net debt as calculated by the Company is found in the MD&A.

(4) Operating netbacks is considered a non-GAAP term. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from revenues before other income.

(5) Net profit before certain non-cash items is considered a non-GAAP term. Net profit before certain non-cash items is calculated as net profit per the Consolidated Statement of Comprehensive Income, excluding the unrealized gain or loss on commodity contracts, and gain or loss on property dispositions and swaps, net of the deferred tax impact on these adjustments. The Company's reconciliation between net profit and net profit before certain non-cash items is found in the MD&A.

(6) Basic weighted average shares for the three months ended March 31, 2013 were 107,882,027 (2012: 107,426,094).

In computing weighted average diluted earnings per share for the three months ended March 31, 2013, a total of 2,843,057 (2012: 2,019,911) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company's outstanding share options as they were dilutive, and a total of 9,821,429 (2012: 9,821,429) common shares issuable on conversion of convertible debentures were excluded from the denominator as they were not dilutive, resulting in diluted weighted average shares of 110,725,084 (2012: 109,446,005).

In computing weighted average diluted net profit before certain non-cash items per share for the three months ended March 31, 2013, a total of 2,843,057 common shares were added to the denominator as a consequence of applying the treasury stock method to the Company's outstanding share options as they were dilutive, and a total of 9,821,429 common shares issuable on conversion of convertible debentures were also added to the denominator as they were dilutive, resulting in diluted weighted average shares of 120,546,513.

In computing weighted average diluted net profit before certain non-cash items per share for the three months ended March 31, 2012, a total of 2,019,911 common shares were added to the denominator as a consequence of applying the treasury stock method to the Company's outstanding share options as they were dilutive, and a total of 9,821,429 common shares issuable on conversion of convertible debentures were excluded from the denominator as they were not dilutive, resulting in diluted weighted average shares of 109,446,005.

In computing weighted average diluted cash flow from operating activities and funds flow from operations per share for the three months ended March 31, 2013, a total of 2,843,057 (2012: 2,019,911) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company's outstanding share options and a total of 9,821,429 (2012: 9,821,429) common shares issuable on conversion of convertible debentures were also added to the denominator as they were dilutive, resulting in diluted weighted average common shares of 120,546,513 (2012: 119,267,434). As a consequence, a total of $0.8 million (2012: $0.8 million) for interest and accretion expense (net of income tax effect) was added to the numerator.

(7) Shares issuable on conversion of convertible debentures are calculated by dividing the $55.0 million principal amount of the convertible debentures by the conversion price of $5.60 per share.

(8) TSX and Other includes the trading statistics for the Toronto Stock Exchange and other Canadian trading markets.

(9) The Company's common shares commenced trading on the NYSE MKT on September 24, 2012.

REPORT TO SHAREHOLDERS

Bellatrix reports another strong quarter benchmarked by burgeoning production to average 19,343 boe/d exiting the first quarter at 23,000 boe/d, posting $4.6 million in earnings with $37.5 million in funds flow while maintaining a 100% success rate drilling and/or participating in 21 gross wells in the Cardium, Notikewin and Falher formations of West Central Alberta.  The Company preserves the advantage of being a low cost operator and oil and gas finder by controlling infrastructure and operating in a concentrated area.  In our area of operations, Bellatrix has technologically advanced a substantive inventory of drill ready high IRR, low risk resource locations in the Cardium, Notikewin and Falher stratigraphic trapped reservoirs which have proven to be repeatable, predictable and profitable.

In an effort to fast-track corporate growth, in the first quarter, the Company successfully drilled and completed the first long-reach horizontal well in the Spirit River Falher section in the Alder Flats area and entered into a Joint Venture Agreement with a Seoul Korea based company ("JV Partner") to accelerate the development of the Company's large inventory of high IRR opportunities (692 net locations in the Cardium formation) in West Central Alberta. Under the terms of the agreement, the JV Partner will contribute 50%, or CDN$150 million, to a $300 million joint venture (the "Joint Venture") to participate in an expected 83 Cardium well program.  Under the agreement, the JV Partner will earn 33% of Bellatrix's working interest in the Cardium well program until payout (being recovery of the JV Partner's capital investment plus an 8% return on investment) on the total program, which is expected to occur prior to a maximum of 7 years, reverting to a 20% working interest after payout.  Bellatrix will be required to provide a guarantee of the return of the JV Partner's capital investment of up to $30 million if not recovered within 7 years.  In April 2013, the JV Partner requested and was granted a one month extension to the closing, which is now anticipated to occur on or before May 31, 2013.

Effective April 30, 2013, Bellatrix's banking syndicate has approved increasing the borrowing base from $220 million to $255 million through to November 30, 2013 and extend the revolving period of the credit facility from June 25, 2013 to June 24, 2014.

Operational highlights for the quarter ended March 31, 2013 include:

•	During the first quarter of 2013, Bellatrix posted a 100% success rate drilling and/or participating in 21 gross (17.08 net) wells, resulting in 18 gross (14.98 net) Cardium oil wells, and 3 gross (2.10 net) Notikewin/Falher liquids-rich gas wells.
•	On March 11, 2013, the Company announced the successful drilling and completion of a 100% working interest long reach horizontal well in the Spirit River Falher interval. After the first 50 days of production the well has recovered 1.1 Bcf of gas with 38,500 barrels of natural gas liquids. Currently the well is flowing at a restricted rate of 20 mmcf/d with 700 boe/d of liquids.
•	During Q1 2013 the Company operated 15 gross Cardium wells of the 18 gross wells reported. Three of the wells are waiting on completion. The following average initial production ("IP") rates for the first 7 days ("IP7"), for the first 15 days ("IP15"), and for the first 30 days ("IP30") were achieved on the remaining producing wells:
Time	# of wells	Boe/d
IP 7	12	671
IP 15	12	655
IP 30	10	627
•	Q1 2013 sales volumes averaged 19,343 boe/d (weighted 31% to oil, condensate and NGLs and 69% to natural gas). These sales volumes were negatively impacted by approximately 560 boe/d due to multiple unscheduled third-party operated processing plant outages. This represents a 22% increase from the first quarter 2012 average sales volumes of 15,900 boe/d and a 3% increase from fourth quarter 2012 average sales volumes of 18,763 boe/d.
•	During the month of April, 2013, field production averaged approximately 22,425 boe/d weighted 31% to oil and liquids and 69% to natural gas with an April 2013 exit rate of 24,000 boe/d.
•	In the first quarter of 2013, the Company spent $91.6 million on capital projects, including $19.2 million capital spent on major infrastructure projects, compared to $74.1 million during the first quarter of 2012.
•	Net of expiries, additions and conversions of undeveloped land to developed land as at March 31, 2013, Bellatrix had approximately 311,392 gross, 205,113 net undeveloped acres of land, representing an average 66% working interest, in Alberta, British Columbia and Saskatchewan.
•	During the first quarter of 2013, the Company doubled the capacity at the 9-3 Compressor Station built to process gas and liquids from the Ferrier area from 3,300 HP to 6,600 HP. Bellatrix also constructed 26 km of 12" diameter high pressure pipeline to facilitate moving up to 150 mmcf/d of gas and associated liquids from the Brazeau and Ferrier areas to an underutilized third-party operated deep cut gas plant in the Minnehik/Buck Lake Area of West Central Alberta. Additionally, the Company constructed a total of 13.2 km of dual 10" diameter gathering pipelines and 8.2 km of dual 8" diameter gathering pipelines.

Financial highlights for the quarter ended March 31, 2013 include:

•	Q1 2013 revenue was $65.5 million, 13% higher than the $58.2 million recorded in Q1 2012. The increase in revenues between the periods was primarily due to increased natural gas and NGL sales volumes and higher natural gas, light oil and condensate prices between the periods, partially offset by reduced crude oil and condensate sales volumes and reduced NGL and heavy crude oil prices experienced in the first quarter of 2013.
•	Funds flow from operations for Q1 2013 was $37.5 million ($0.35 per basic share), up 25% from $29.9 million ($0.28 per basic share) in Q4 2012 and up 28% from $29.2 million ($0.27 per basic share) in Q1 2012.
•	For the three months ended March 31, 2013, net profit before unrealized gain (loss) on commodity contracts and gain (loss) on property dispositions and swaps, net of associated deferred tax impacts, was $13.6 million, compared to $6.1 million in the 2012 first quarter.
•	The net profit for Q1 2013 was $4.6 million after unrealized gain (loss) on commodity contracts and gain (loss) on property dispositions and swaps, net of associated deferred tax impacts, compared to $9.2 million in Q1 2012.
•	Crude oil, condensate and NGLs produced 61% of petroleum and natural gas sales revenue for the three months ended March 31, 2013.
•	Production expenses for Q1 2013 were $8.65/boe ($15.1 million), compared to $9.20/boe ($13.3 million) for Q1 2012. The decrease was the result of increased production volumes in areas with lower production expenses, increasing production volumes, as well as reduced processing fees in certain areas and continued field optimization projects.
•	Operating netbacks after including risk management for Q1 2013 were $24.77/boe, up from $22.92/boe in Q1 2012. Operating netbacks before risk management for Q1 2013 were $21.03/boe, down from $24.95/boe in Q1 2012 and up from $19.20/boe in Q4 2012. The decreased netback per boe for Q1 2013 compared to Q1 2012 was primarily the result of lower NGL prices (excluding condensate) and slightly higher royalties, partially offset by increased light oil and condensate and natural gas prices, as well as lower production and transportation expenses. The Q1 2013 netback per boe reflects increased overall commodity prices and slightly reduced production expenses, partially offset by slightly increased royalty expenses compared to Q4 2012.
•	G&A expenses for Q1 2013 increased to $2.06/boe ($3.6 million), compared to $1.91/boe ($2.8 million) for Q1 2012.
•	As at March 31, 2013, Bellatrix had $69.2 million undrawn on its total $220 million credit facility (increased to $255 million effective April 30, 2013).
•	Total net debt as of March 31, 2013 was $245.4 million, including the liability component of convertible debentures.

COMMODITY PRICE RISK MANAGEMENT

As of May 7, 2013, the Company has entered into the following commodity price risk management arrangements:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed (1)	January 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$94.50 CDN	$94.50 CDN	WTI
Crude oil call option	January 1, 2014 to Dec. 31, 2014	3,000 bbl/d	-	$105.00 US	WTI
Natural gas fixed	April 1, 2013 to Oct. 31, 2013	20,000 GJ/d	$3.05 CDN	$3.05 CDN	AECO
Natural gas fixed	April 1, 2013 to Oct. 31, 2013	10,000 GJ/d	$3.095 CDN	$3.095 CDN	AECO
Natural gas fixed	Feb. 1, 2013 to Dec. 31, 2013	10,000 GJ/d	$3.05 CDN	$3.05 CDN	AECO
Natural gas fixed	April 1, 2013 to June 30, 2014	15,000 GJ/d	$3.05 CDN	$3.05 CDN	AECO

(1) A call has been placed on 3,000 bbl/d at $105 US/bbl for the calendar year 2014.

OUTLOOK

In the first quarter of 2013, the Company undertook important facilities and infrastructure upgrades that we expect will position Bellatrix to handle and process the excess volumes of oil and gas anticipated as a result of the accelerated growth projected in the last half of 2013 and facilitates Bellatrix's industry leading "on time production model".   In addition, the Company reversed the long historical trend of inactivity experienced during spring break-up by pre-maturing large drilling pads in Q1, which facilitated engaging three rigs throughout Q2 2013 thereby safeguarding continued growth momentum.

The Company has approximately 1,093 net remaining locations ($4.3 billion in future drilling capital requirements at current average costs) on our two core propitious resource plays to fuel Bellatrix's future growth.  Given a timely close to the Korean Joint Venture, the Company plans to double the rig count to 7 - 8 drilling rigs throughout the second half of 2013.

A total capital program of $365 million is anticipated for 2013, including the capital expected to be invested by the JV Partner.  Based on the timing of proposed expenditures, downtime for scheduled and unscheduled plant turnarounds, completion of required infrastructure, and normal production declines, execution of the 2013 capital expenditure plan is expected to provide average daily production of approximately 24,000 boe/d to 25,000 boe/d, and an exit rate of approximately 30,000 boe/d to 31,000 boe/d.

The engine of Bellatrix's "growth model" is achieving a higher rate of return on capital investments in this extended volatile commodity price environment by utilizing state of the art drilling and completion technology

As always, the Company's priority is to bring together the technical, operational and financial talent required to create long term value growth for our shareholders.

Raymond G. Smith, P. Eng.
President and CEO
May 7, 2013

Note:

Bellatrix's annual meeting is scheduled for 3:00 pm on May 22, 2013 in the Devonian Room at the Calgary Petroleum Club.

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 7, 2013 - The following Management's Discussion and Analysis of financial results ("MD&A") as provided by the management of Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2013, and the audited consolidated financial statements of the Company for the years ended December 31, 2012 and 2011, and the related Management's Discussion and Analysis of financial results as disclosure which is unchanged from such Management's Discussion and Analysis may not be repeated herein.  This commentary is based on information available to, and is dated as of, May 7, 2013. The financial data presented is in Canadian dollars, except where indicated otherwise.

CONVERSION:  The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

INITIAL PRODUCTION RATES:  Initial production rates disclosed herein may not necessarily be indicative of long-term performance or ultimate recovery.

ADDITIONAL GAAP MEASURES:  This Management's Discussion and Analysis and the accompanying report to shareholders and financial statements contain the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with generally accepted accounting principles ("GAAP") as an indicator of the Company's performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt.  The reconciliation between cash flow from operating activities and funds flow from operations can be found in this Management's Discussion and Analysis.  Funds flow from operations per share is calculated using the weighted average number of shares for the period.

This Management's Discussion and Analysis and the accompanying report to shareholders and financial statements also contain the term total net debt and net debt. Total net debt is calculated as long-term debt plus the liability component of the convertible debentures and the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations. Net debt is calculated as long-term debt plus the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations.  Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

NON-GAAP MEASURES: This Management's Discussion and Analysis and the accompanying report to shareholders also contains other terms such as net profit before certain non-cash items and operating netbacks, which are not recognized measures under GAAP.  Net profit before certain non-cash items is calculated as net profit per the Consolidated Statement of Comprehensive Income, excluding the net unrealized gain or loss on commodity contracts, and gain or loss on property dispositions and swaps net of the deferred tax impact on these adjustments. Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from revenues before other income.  Management believes these measures are useful supplemental measures of firstly, the amount of net profit before certain non-cash items, and secondly, the amount of revenues received after transportation, royalties and operating expenses.  Readers are cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as measures of performance. Bellatrix's method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other companies.

Additional information relating to the Company, including the Bellatrix's Annual Information Form, is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS:  Certain information contained herein and in the accompanying report to shareholders may contain forward looking statements including management's assessment of future plans and operations, drilling plans and the timing thereof, commodity price risk management strategies, 2013 capital expenditure budget, the nature of expenditures and the method of financing thereof, expected 2013 average production and exit rate, anticipated liquidity of the Company and various matters that may impact such liquidity, expected 2013 operating expenses and general and administrative expenses, expected costs to satisfy drilling commitments and method of funding drilling commitments, commodity prices and expected volatility thereof, estimated amount and timing of incurring decommissioning liabilities, plans to utilize pad drilling and effect thereof, timing of closing of joint venture agreement and the expected number of wells to be drilled thereunder and the effects thereof may constitute forward-looking statements under applicable securities laws. Forward-looking statements necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, risks related to satisfaction of conditions precedent to closing of joint venture agreement, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations.  Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes.  Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors that could effect Bellatrix's operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov, and at Bellatrix's website www.bellatrixexploration.com).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Overview and Description of the Business

Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") is a western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Bellatrix's common shares and convertible debentures are listed on the Toronto Stock Exchange under the symbols BXE and BXE.DB.A, respectively, and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

Cardium Joint Venture

In January 2013, Bellatrix entered into a joint venture agreement with a Seoul Korea based company ("JV Partner"), to accelerate development of Bellatrix's extensive undeveloped Cardium land holdings in West Central Alberta.  Under the terms of the agreement, the JV Partner will contribute 50%, or CDN$150 million, to a $300 million joint venture (the "Joint Venture") to participate in an expected 83 Cardium well program.  Under the agreement, the JV Partner will earn 33% of Bellatrix's working interest in the Cardium well program until payout (being recovery of the JV Partner's capital investment plus an 8% return on investment) on the total program, which is expected to occur prior to a maximum of 7 years, reverting to a 20% working interest after payout.  Closing is subject to certain conditions.  In April 2013, the JV Partner requested and has been granted a one-month extension to the closing, which is now anticipated to occur on or before May 31, 2013.  Bellatrix will be required to provide a guarantee of the return of the JV Partner's capital investment of up to $30 million if not recovered within 7 years. This agreement is anticipated to be accounted for as a joint operation under International Financial Reporting Standards ("IFRS").

First Quarter 2013 Financial and Operational Results

Sales Volumes

Sales volumes for the three months ended March 31, 2013 averaged 19,343 boe/d compared to 15,900 boe/d for the same period in 2012, representing a 22% increase.  Total crude oil, condensate and NGLs averaged approximately 31% of sales volumes for the first quarter of 2013, compared to 39% of sales volumes in the 2012 first quarter. First quarter 2013 average production volumes were negatively impacted by approximately 560 boe/d due to unscheduled processing plant outages in West Central Alberta. The Company's current production capability is approximately 24,000 boe/d. The increase in sales was primarily a result of an increased capital program year-over-year and the associated drilling success achieved in the Cardium and Notikewin resource plays.  Capital expenditures for the three months ended March 31, 2013 were $91.6 million, compared to $74.1 million for the first quarter of 2012.

During the month of April, 2013, field production averaged approximately 22,425 boe/d weighted 31% oil and liquids and 69% natural gas with an April 2013 exit rate of approximately 24,000 boe/d.

Sales Volumes
		Three months ended March 31,
		2013	2012
Light oil and condensate	(bbls/d)	3,714	4,466
NGLs (excluding condensate)	(bbls/d)	2,072	1,386
Heavy oil	(bbls/d)	197	271
Total crude oil, condensate and NGLs	(bbls/d)	5,983	6,123

Natural gas	(mcf/d)	80,158	58,660

Total boe/d	(6:1)	19,343	15,900

In the first quarter of 2013, Bellatrix posted a 100% success rate drilling and/or participating in 21 gross (17.08 net) wells, resulting in 18 gross (14.98 net) Cardium oil wells, and 3 gross (2.10 net) Notikewin/Falher liquids-rich gas wells.

By comparison, Bellatrix drilled or participated in 13 gross (10.72 net) wells during the 2012 first quarter, which included 10 gross (8.22 net) Cardium light oil horizontal wells, 1 gross (1 net) Duvernay natural gas horizontal well, 1 gross (0.5 net) Notikewin natural gas horizontal well, and 1 gross (1 net) Cardium natural gas horizontal well.

For the three months ended March 31, 2013, crude oil, condensate and NGL sales volumes decreased by approximately 2%, averaging 5,983 bbl/d compared to 6,123 bbl/d in the first quarter of 2012. For the three months ended March 31, 2013, sales volumes for crude oil, condensate and NGLs averaged approximately 31% of total sales volumes compared to approximately 39% of total sales volumes in the 2012 first quarter. The reduction in liquids weighting between the periods was a result of bringing on several other high-productivity gas wells throughout the 2012 year and 2013 first quarter.

Sales of natural gas averaged 80.2 Mmcf/d for the three months ended March 31, 2013, compared to 58.7 Mmcf/d in the same period in 2012, an increase of approximately 37%. The weighting towards natural gas sales volumes averaged approximately 69% for the three months ended March 31, 2013, compared to 61% in the 2012 first quarter.

For the remainder of 2013, Bellatrix intends to utilize pad drilling, involving the drilling of multiple horizontal wells from single surface locations, to enhance resource development efficiency, minimize the Company's environmental footprint, and improve cost and on-stream efficiencies. An initial capital expenditure budget of between $230 to $240 million has been set for fiscal 2013.  Including the capital expected to be invested by the JV Partner, a total capital program of $365 million is anticipated for 2013.  Based on the timing of proposed expenditures, downtime for scheduled and unscheduled plant turnarounds, completion of required infrastructure, timing of closing of the Korean Joint Venture, and normal production declines, execution of the 2013 capital expenditure plan is anticipated to provide average daily production of approximately 24,000 to 25,000 boe/d and an exit rate of approximately 30,000 boe/d to 31,000 boe/d.

Commodity Prices

Average Commodity Prices
	Three months ended March 31,
	2013	2012	% Change

Average exchange rate (US$/Cdn$)	0.9917	0.9986	(1)

Crude oil:
WTI (US$/bbl)	94.36	103.03	(8)
Edmonton par - light oil ($/bbl)	88.65	92.81	(4)
Bow River - medium/heavy oil ($/bbl)	64.35	83.17	(23)
Hardisty Heavy - heavy oil ($/bbl)	50.18	72.35	(31)
Bellatrix's average prices ($/bbl)
Light crude oil and condensate	92.11	90.03	2
NGLs (excluding condensate)	42.30	53.97	(22)
Heavy crude oil	53.69	75.93	(29)
Total crude oil and NGLs	73.60	81.24	(9)
Total crude oil and NGLs (including risk management (1))	73.44	75.96	(3)

Natural gas:
NYMEX (US$/mmbtu)	3.48	2.50	39
AECO daily index (CDN$/mcf)	3.20	2.15	49
AECO monthly index (CDN$/mcf)	3.08	2.52	22
Bellatrix's average price ($/mcf)	3.50	2.32	51
Bellatrix's average price (including risk management (1)) ($/mcf)	4.42	2.32	91

(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

For light oil and condensate, Bellatrix recorded an average $92.11/bbl before commodity price risk management contracts during the three months ended March 31, 2013, 2% higher than the average price received in the comparative 2012 period.  In comparison, the Edmonton par price decreased by 4% over the same period.  The average WTI crude oil benchmark price decreased by 8% in the three months ended March 31, 2013 compared to the first quarter of 2012. The average US$/CDN$ foreign exchange rate was 0.9917 for the three months ended March 31, 2013, a decrease of 1% compared to an average rate of 0.9986 in the 2012 first quarter.

For NGLs (excluding condensate), Bellatrix recorded an average $42.30/bbl during the three months ended March 31, 2013, a 22% decrease from the $53.97/bbl received in the comparative period in 2012. The decrease in NGL pricing between the 2013 and 2012 periods is largely attributable to changes in NGL market supply conditions between the periods.

For heavy crude oil, Bellatrix received an average price before commodity risk management contracts of $53.69/bbl in the first quarter of 2013, a decrease of 29% from the average price of $75.93/bbl realized in the first quarter of 2012. In comparison, the Bow River reference price decreased by 23%, and the Hardisty Heavy reference price decreased by 31% between the 2013 and 2012 periods.   The majority of Bellatrix's heavy crude oil density ranges between 11 and 16 degrees API, consistent with the Hardisty Heavy reference price.

Bellatrix's natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix's natural gas sold has a higher heat content than the industry average, which results in slightly higher prices per mcf than the daily AECO index.  During the 2013 first quarter, the AECO daily reference price increased by 49%, and the AECO monthly reference price increased by approximately 22% compared to the first quarter of 2012. Bellatrix's natural gas average sales price before commodity price risk management contracts for the three months ended March 31, 2013 increased by 51% to $3.50/mcf compared to $2.32/mcf in the first quarter of 2012. The greater increase in Bellatrix's realized natural gas prices compared to the daily AECO index between the periods was primarily due to the weighting of additional sales volumes realized at increasing prices between the 2013 and 2012 periods.  Bellatrix's natural gas average price after including commodity price risk management contracts for the three months ended March 31, 2013 was $4.42/mcf, compared to $2.32/mcf for the three months ended March 31, 2012.

Revenue

Revenue before other income, royalties and commodity price risk management contracts for the three months ended March 31, 2013 was $64.9 million, 12% higher than the $57.7 million realized in the first quarter of 2012. The increase in revenues between the periods was primarily due to increased natural gas and NGL sales volumes, and higher natural gas, light oil and condensate prices between the periods, partially offset by reduced crude oil and condensate sales volumes, and reduced NGL and heavy crude oil prices experienced in the first quarter of 2013.

Revenue before other income, royalties and commodity price risk management contracts for crude oil and NGLs for the three months ended March 31, 2013 decreased by 12% from the 2012 first quarter, as a result of lower crude oil sales volumes and reduced NGL and heavy crude oil prices, partially offset by increased NGL sales volumes, and slightly higher light oil and condensate prices when compared to the first quarter of 2012.   In the three months ended March 31, 2013, total crude oil, condensate and NGL revenues contributed 61% of total revenue (before other) compared to 78% in the 2012 first quarter.  Light crude oil, condensate and NGL revenues in the three months ended March 31, 2013 comprised 98% of total crude oil, condensate and NGL revenues (before other) for the period, compared to 96% in the first quarter of 2012.

Natural gas revenue before other income, royalties and commodity price risk management contracts for the three months ended March 31, 2013 increased by approximately 104% compared to the 2012 first quarter as a result of an approximate 37% increase in sales volumes in conjunction with a 51% increase in realized gas prices before risk management between the periods.

	Three months ended March 31,
($000s)	2013	2012
Light crude oil and condensate	30,789	36,593
NGLs (excluding condensate)	7,889	6,807
Heavy oil	952	1,871
Crude oil and NGLs	39,630	45,271
Natural gas	25,278	12,408
Total revenue before other	64,908	57,679
Other (1)	635	512
Total revenue before royalties and risk management	65,543	58,191

(1) Other revenue primarily consists of processing and other third party income.

Commodity Price Risk Management

The Company has a formal commodity price risk management policy which permits management to use specified price risk management strategies including fixed price contracts, collars and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of eighteen months beyond the transaction date. The program is designed to provide price protection on a portion of the Company's future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to funds flow from operations, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities.  The Company plans to continue its commodity price risk management strategies focusing on maintaining sufficient cash flow to fund Bellatrix's capital expenditure program.  Any remaining production is realized at market prices.

A summary of the financial commodity price risk management volumes and average prices by quarter currently outstanding as of May 7, 2013 is shown in the following tables:

Natural gas

Average Volumes (GJ/d)
		Q2 2013	Q3 2013	Q4 2013
Fixed		55,000	55,000	35,109

	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Fixed	15,000	15,000	-	-

Average Price ($/GJ AECO C)
		Q2 2013	Q3 2013	Q4 2013
Fixed		3.06	3.06	3.05

	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Fixed	3.05	3.05	-	-

Crude oil and liquids

Average Volumes (bbls/d)
		Q2 2013	Q3 2013	Q4 2013
Fixed		1,500	1,500	1,500

	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Call option	3,000	3,000	3,000	3,000

Average Price ($/bbl WTI)
		Q2 2013	Q3 2013	Q4 2013
Fixed price (CDN$/bbl)		94.50	94.50	94.50

	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Call option (ceiling price) (US$/bbl)	105.00	105.00	105.00	105.00

As of March 31, 2013, the fair value of Bellatrix's outstanding commodity contracts is a net unrealized liability of $12.1 million as reflected in the financial statements.  The fair value or mark-to-market value of these contracts is based on the estimated amount that would have been received or paid to settle the contracts as at March 31, 2013 and will be different from what will eventually be realized.  Changes in the fair value of the commodity contracts are recognized in the Consolidated Statements of Comprehensive Income within the financial statements.

The following is a summary of the gain (loss) on commodity contracts for the three months ended March 31, 2013 and 2012 as reflected in the Condensed Consolidated Statements of Comprehensive Income in the financial statements:

Commodity contracts
($000s)	Crude Oil & Liquids	Natural Gas	2013 Total
Realized cash gain (loss) on contracts (1)	(89)	6,591	6,502
Unrealized gain (loss) on contracts (2)	2,007	(14,306)	(12,299)
Total gain (loss) on commodity contracts	1,918	(7,715)	(5,797)

Commodity contracts
($000s)	Crude Oil & Liquids	Natural Gas	2012 Total
Realized cash loss on contracts	(2,945)	-	(2,945)
Unrealized gain (loss) on contracts (2)	(6,749)	11,617	4,868
Total gain (loss) on commodity contracts	(9,694)	11,617	1,923

(1) In January 2013, the Company crystalized and realized $6.5 million in cash proceeds by resetting the fixed prices on natural gas commodity price risk management contracts for the period from April 1, 2013 through to October 31, 2013.
(2) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

Royalties

For the three months ended March 31, 2013, total royalties were $11.8 million compared to $6.6 million incurred in the first quarter of 2012.  Overall royalties as a percentage of revenue (after transportation costs) in the first quarter of 2013 were 19%, compared with 12% in the 2012 first quarter.

Certain light oil wells are now incurring higher royalty rates as they come off the initial royalty incentive rates.  The Company's minor heavy oil properties, principally consisting of the Frog Lake Alberta assets, are also subject to high crown royalty rates. The Company's royalty percentage for natural gas royalties has increased as certain wells are now coming off initial royalty incentive rates and other wells are drilled on Ferrier lands with higher combined Indian Oil and Gas Canada ("IOGC") and GORR royalty rates.   Natural gas royalties and total royalties recognized in the first quarter of 2012 were reduced by $2.6 million and $3.0 million, respectively, in adjustments relating to prior period estimates, primarily for Ferrier area wells paying IOGC royalties with royalty incentive programs.  Excluding these adjustments, the average natural gas and overall corporate royalty rate percentages for the first quarter of 2012 would be 8% and 17%, respectively.

Royalties by Commodity Type	Three months ended March 31,
($000s, except where noted)	2013	2012
Light crude oil, condensate and NGLs	8,273	7,724
$/bbl	15.89	14.50
Average light crude oil, condensate and NGLs royalty rate (%)	22	18

Heavy Oil	428	599
$/bbl	24.14	24.30
Average heavy oil royalty rate (%)	47	32

Natural Gas	3,084	(1,710)
$/mcf	0.43	(0.32)
Average natural gas royalty rate (%)	13	(15)

Total	11,785	6,613
$/boe	6.77	4.57
Average total royalty rate (%)	19	12

Royalties, by Type
	Three months ended March 31,
($000s)	2013	2012
Crown royalties	3,102	2,642
Indian Oil and Gas Canada royalties	2,720	(345)
Freehold & GORR	5,963	4,316
Total	11,785	6,613

Expenses
	Three months ended March 31,
($000s)	2013	2012
Production	15,058	13,306
Transportation	1,445	1,658
General and administrative	3,586	2,761
Interest and financing charges (1)	3,044	2,102
Share-based compensation	1,450	793
(1) Does not include financing charges in relation to the Company's accretion of decommissioning liabilities.

Expenses per boe
	Three months ended March 31,
($ per boe)	2013	2012
Production	8.65	9.20
Transportation	0.83	1.14
General and administrative	2.06	1.91
Interest and financing charges	1.75	1.45
Share-based compensation	0.83	0.55

Production Expenses

For the three months ended March 31, 2013, production expenses totaled $15.1 million ($8.65/boe), compared to $13.3 million ($9.20/boe) in the first quarter of 2012.  For the three months ended March 31, 2013, production expenses increased overall, while decreasing on a per boe basis when compared to the 2012 first quarter.  The decrease in production expenses on a boe basis in the first quarter of 2013 was primarily due to increased production in areas with lower production expenses, as well as reduced processing fees in certain areas and continued field optimization projects.

Bellatrix is targeting operating costs of approximately $73.6 million ($8.00/boe) in the 2013 year, which is a reduction from the $8.73/boe operating costs incurred for the 2012 year.  This is based upon assumptions of estimated 2013 average production of approximately 24,000 boe/d to 25,000 boe/d, continued field optimization work and planned capital expenditures in producing areas which are anticipated to have lower operating costs.

Production Expenses, by Commodity Type
	Three months ended March 31,
($000s, except where noted)	2013	2012
Light crude oil, condensate and NGLs	6,837	4,535
$/bbl	13.13	8.51

Heavy oil	290	421
$/bbl	16.36	17.09

Natural gas	7,931	8,350
$/mcf	1.10	1.56

Total	15,058	13,306
$/boe	8.65	9.20

Total	15,058	13,306
Processing and other third party income (1)	(635)	(512)
Total after deducting processing and other third party income	14,423	12,794
$/boe	8.28	8.84

(1) Processing and other third party income is included within petroleum and natural gas sales on the Consolidated Statements of Comprehensive Income.

Transportation

Transportation expenses for the three months ended March 31, 2013 were $1.4 million ($0.83/boe), compared to $1.7 million ($1.14/boe) in the first quarter of 2012. The decrease in overall and per boe costs between the periods is reflective of a higher volume of oil production being shipped through pipelines rather than through trucking at a higher cost, as well as reduced gas transportation fees.

Operating Netback

Field Operating Netback - Corporate (before risk management)
	For the three months ended March 31,
($/boe)	2013	2012
Sales	37.28	39.86
Transportation	(0.83)	(1.14)
Royalties	(6.77)	(4.57)
Production expense	(8.65)	(9.20)
Field operating netback	21.03	24.95

For the three months ended March 31, 2013, the corporate field operating netback (before commodity price risk management contracts) was $21.03/boe compared to $24.95/boe in the first quarter of 2012.  The reduced netback was primarily the result of lower NGL and heavy crude oil prices, as well as increased royalty expenses, offset partially by increased light oil and condensate, and natural gas prices, as well as lower production and transportation expenses.  After including commodity price risk management contracts, the corporate field operating netback for the first quarter of 2013 was $24.77/boe compared to $22.92/boe in the 2012 first quarter. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

Field Operating Netback - Crude Oil, Condensate and NGLs (before risk management)
	Three months ended March 31,
($/bbl)	2013	2012
Sales	73.60	81.24
Transportation	(0.93)	(1.45)
Royalties	(16.16)	(14.94)
Production expense	(13.24)	(8.89)
Field operating netback	43.27	55.96

Field operating netback for crude oil, condensate and NGLs averaged $43.27/bbl for the three months ended March 31, 2013, a decrease of 23% from $55.96/bbl realized in the first quarter of 2012. In the first quarter of 2013, Bellatrix's combined crude oil and NGLs average price (before risk management) decreased by approximately 9% compared to the same period in 2012.  The commodity price decrease in conjunction with increases in royalties and production expenses was partially offset by reductions in transportation expenses, resulting in the overall decrease to the field operating netback for crude oil, condensate and NGLs.  After including commodity price risk management contracts, field operating netback for crude oil and NGLs for the three months ended March 31, 2013 decreased to $43.11/boe compared to $50.68/boe in the first quarter of 2012.

Field Operating Netback - Natural Gas (before risk management)
	Three months ended March 31,
($/mcf)	2013	2012
Sales	3.50	2.32
Transportation	(0.13)	(0.16)
Royalties	(0.43)	0.32
Production expense	(1.10)	(1.56)
Field operating netback	1.84	0.92

Field operating netback for natural gas in the three months ended March 31, 2013 increased by 100% to $1.84/mcf, compared to $0.92/mcf realized in the first quarter of 2012, reflecting increased natural gas prices, reduced production expenses, and slightly lower transportation expenses, offset somewhat by increased royalty expenses.  After including commodity price risk management contracts, field operating netback for natural gas for the three months ended March 31, 2013 increased to $2.76/mcf, which compared to $0.92/mcf in the 2012 first quarter.

General and Administrative

General and administrative ("G&A") expenses (after capitalized G&A and recoveries) for the three months ended March 31, 2013 were $3.6 million ($2.06/boe), compared to $2.8 million ($1.91/boe) for the first quarter of 2012.  G&A expenses in the 2013 first quarter were higher in comparison to the same period in 2012, which is reflective of higher compensation costs, offset partially by higher capitalized G&A and recoveries.   On a boe basis, G&A for the three months ended March 31, 2013 increased by approximately 8% when compared to the 2012 first quarter. The increase was primarily as a result of higher overall costs not fully offset by higher average sales volumes in the first quarter of 2013.

For 2013, the Company is anticipating G&A expenses after capitalization to be approximately $23.0 million ($2.50/boe) based on estimated 2013 average production volumes of approximately 24,000 boe/d to 25,000 boe/d.

General and Administrative Expenses
	Three months ended March 31,
($000s, except where noted)	2013	2012
Gross expenses	6,166	4,878
Capitalized	(1,152)	(1,042)
Recoveries	(1,428)	(1,075)
G&A expenses	3,586	2,761
G&A expenses, per unit ($/boe)	2.06	1.91

Interest and Financing Charges

Bellatrix recorded $3.0 million ($1.75/boe) of interest and financing charges related to bank debt and its debentures for the three months ended March 31, 2013, compared to $2.1 million ($1.45/boe) in the first quarter of 2012. The overall increase in interest and financing charges between the periods was primarily due to greater interest and accretion charges in relation to the Company's outstanding debentures in conjunction with higher interest charges related to the Company's long-term debt as the Company carried a higher average debt balance in the first quarter of 2013 compared to the 2012 first quarter.  Bellatrix's total net debt at March 31, 2013 of $245.4 million includes the $51.1 million liability portion of its $55 million principal amount of 4.75% convertible unsecured subordinated debentures (the "4.75% Debentures"), $150.8 million of bank debt and the net balance of the working capital deficiency. The 4.75% Debentures have a maturity date of April 30, 2015.

Interest and Financing Charges (1)
	Three months ended March 31,
($000s, except where noted)	2013	2012
Interest and financing charges	3,044	2,102
Interest and financing charges ($/boe)	1.75	1.45
(1) Does not include financing charges in relation to the Company's unwinding of decommissioning liabilities

Debt to Funds Flow from Operations Ratio
	Three months ended March 31,
($000s, except where noted)	2013	2012

Shareholders' equity	386,750	358,910

Long-term debt	150,827	96,760
Convertible debentures (liability component)	51,105	49,464
Working capital deficiency (2)	43,488	18,276
Total net debt (2) at period end	245,420	164,500

Debt to funds flow from operations (1) ratio (annualized) (3)
Funds flow from operations (1) (annualized)	150,180	116,776
Total net debt (2) at period end	245,420	164,500
Total net debt to periods funds flow from operations ratio
(annualized) (3)	1.6x	1.4x

Net debt (2) (excluding convertible debentures) at
period end	194,315	115,036
Net debt to periods funds flow from operations
ratio (annualized) (3)	1.3x	1.0x

Debt to funds flow from operations (1) ratio (trailing) (4)
Funds flow from operations (1) (trailing) (4)	119,389	106,507
Total net debt (2) to funds flow from operations (trailing) (4)	2.1x	1.5x

Net debt (2) (excluding convertible debentures) to funds flow
from operations for the period	1.6x	1.1x

(1) As detailed previously in this Management's Discussion and Analysis, funds flow from operations is a term that does not have any standardized meaning under GAAP. Funds flow from operations is calculated as cash flow from operating activities, less decommissioning costs incurred and changes in non-cash working capital incurred. Refer to the reconciliation of cash flow from operating activities to funds flow from operations appearing elsewhere herein.

(2) Net debt and total net debt are considered additional GAAP measures. The Company's calculation of total net debt includes the liability component of convertible debentures and excludes deferred liabilities, long-term commodity contract liabilities, decommissioning liabilities, long-term finance lease obligation and the deferred tax liability. Net debt and total net debt include the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligation. Net debt also excludes the liability component of convertible debentures. Total net debt and net debt are additional GAAP measures; refer to the following reconciliation of total liabilities to total net debt and net debt.

(3) Total net debt and net debt to periods funds flow from operations ratio (annualized) is calculated based upon first quarter funds flow from operations annualized.

(4) Trailing periods funds flow from operations ratio annualized is based on the twelve-month periods ended March 31, 2013 and March 31, 2012.

Reconciliation of Total Liabilities to Total Net Debt and Net Debt
	As at March 31,
($000s)	2013	2012
Total liabilities per financial statements	373,025	286,738
Current liabilities included within working capital calculation	(110,055)	(84,391)
Commodity contract liability	(2,999)	(6,963)
Decommissioning liabilities	(44,497)	(44,655)
Finance lease obligation	(12,776)	(4,505)
Deferred Taxes	(766)	-

Working Capital
Current assets	(56,000)	(66,819)
Current liabilities	110,055	84,391
Current portion of finance lease	(1,441)	(495)
Net commodity contract asset (liability)	(9,126)	1,199
	43,488	18,276
Total net debt	245,420	164,500
Convertible debentures	(51,105)	(49,464)
Net debt	194,315	115,036

Share-Based Compensation

Non-cash share-based compensation expense for the three months ended March 31, 2013 was $1.5 million compared to $0.8 million in the same period in 2012. The overall increase in non-cash share-based compensation expense between the periods is primarily a result of greater Deferred Share Unit Plan expenses of $0.9 million (2012: $0.1 million) which reflected increases to the Company's share trading price during the period, and lower capitalized share-based compensation of $0.4 million (2012: $0.5 million), offset partially by a lower expense for the Company's outstanding share options of $1.0 million (2012: $1.2 million).

Depletion and Depreciation

Depletion and depreciation expense for the three months ended March 31, 2013 was $17.1 million ($9.82/boe), compared to $19.5 million ($13.45/boe) recognized in the first quarter of 2012.  The decrease in depletion and depreciation expense between the periods, on a per boe basis, was primarily a result of an increase in the reserve base used for the depletion calculation, partially offset by a higher cost base and increased future development costs.

For the three months ended March 31, 2013 Bellatrix has included a total of $456.2 million (2012: $348.2 million) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $37.9 million (2012: $35.1 million) for estimated salvage.

Depletion and Depreciation

	Three months ended March 31,
($000s, except where noted)	2013	2012
Depletion and Depreciation	17,090	19,462
Per unit ($/boe)	9.82	13.45

Impairment of Assets

In accordance with IFRS, the Company calculates an impairment test when there are indicators of impairment.  The impairment test is performed at the asset or cash generating unit ("CGU") level.  IAS 36 - "Impairment of Assets" ("IAS 36") is a one-step process for testing and measuring impairment of assets.  Under IAS 36, the asset or CGU's carrying value is compared to the higher of: value-in-use and fair value less costs to sell.  Value-in-use is defined as the present value of the future cash flows expected to be derived from the asset or CGU.

As at March 31, 2013, Bellatrix reviewed and determined there were no impairment indicators requiring an impairment test to be performed.

When performed, the impairment test is based upon the higher of value-in-use and estimated fair market values for the Company's properties, including but not limited to an updated external reserve engineering report. This report incorporates a full evaluation of reserves on an annual basis or internal reserve updates at quarterly periods, and the latest commodity pricing deck.  Estimating reserves is very complex, requiring many judgments based on available geological, geophysical, engineering and economic data.  Changes in these judgments could have a material impact on the estimated reserves.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available and as the economic environment changes.

Income Taxes

Deferred income taxes arise from differences between the accounting and tax basis of the Company's assets and liabilities.  For the three months ended March 31, 2013, the Company recognized a deferred income tax expense of $1.8 million compared to $3.3 million in the first quarter of 2012.

At March 31, 2013, the Company had a total deferred tax liability balance of $0.8 million.

At March 31, 2013, Bellatrix had approximately $638 million in tax pools available for deduction against future income as follows:

($000s)	Rate %	2013	2012
Intangible resource pools:
Canadian exploration expenses	100	56,200	47,600
Canadian development expenses	30	424,300	384,400
Canadian oil and gas property expenses	10	41,400	25,100
Foreign resource expenses	10	700	800
Attributed Canadian Royalty Income	(Alberta) 100	16,100	16,100
Undepreciated capital cost (1)	6 - 55	87,600	72,000
Non-capital losses (expire through 2027)	100	10,000	10,000
Financing costs	20 S.L.	2,000	3,300
		638,300	559,300

(1) Approximately $83 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit

As detailed previously in this MD&A, funds flow from operations is a term that does not have any standardized meaning under GAAP.  Funds flow from operations is calculated as cash flow from operating activities before decommissioning costs incurred and changes in non-cash working capital incurred.

Reconciliation of Cash Flow from Operating Activities and Funds Flow from Operations
	Three months ended March 31,
($000s)	2013	2012

Cash flow from operating activities	35,527	24,056

Decommissioning costs incurred	279	177

Change in non-cash working capital	1,739	4,961

Funds flow from operations	37,543	29,194

Bellatrix's cash flow from operating activities of $35.5 million ($0.33 per basic share and $0.30 per diluted share) for the three months ended March 31, 2013 increased approximately 47% from the $24.1 million ($0.22 per basic share and $0.21 per diluted share) generated in the first quarter of 2012.  Bellatrix generated funds flow from operations of $37.5 million ($0.35 per basic share and $0.33 per diluted share) for the three months ended March 31, 2013, an increase of 28% from $29.2 million ($0.27 per basic share and $0.25 per diluted share) for the 2012 first quarter.

The increase in funds flow from operations between the first quarter of 2013 and the first quarter of 2012 was principally due to higher overall funds from operating netbacks, and a total net realized gain on the Company's commodity risk management contracts compared to a loss in the 2012 first quarter, offset partially by increased financing expenses and higher general and administrative expenses in the 2013 first quarter compared to the same period in 2012.

Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations.  Unrealized mark-to-market gains or losses are non-cash adjustments to the current fair market value of the contract over its entire term and are included in the calculation of net profit.

As previously noted in this MD&A, net profit before certain non-cash items is a non-GAAP measure. A reconciliation between this measure and net loss per the Consolidated Statement of Comprehensive Income is provided below.

For the three months ended March 31, 2013, net profit before certain non-cash items, net of associated deferred tax impacts, was $13.6 million compared to $6.1 million in the first quarter of 2012.

Reconciliation of Net Profit to Net Profit Before Certain Non-Cash Items
	Three months ended March 31,
($000s)	2013	2012

Net profit per financial statements	4,561	9,172

Items subject to reversal

Unrealized (gain) loss on commodity contracts	12,299	(4,868)

Loss (gain) on property dispositions and swaps	(250)	759

Deferred tax impact of above items	(3,012)	1,027

Net profit before certain non-cash items	13,598	6,090

A net profit of $4.6 million ($0.04 per basic share and $0.04 per diluted share) was recognized for the three months ended March 31, 2013, compared to a net profit of $9.2 million ($0.09 per basic share and $0.08 per diluted share) in the first quarter of 2012.  The lower net profit recorded in the three months ended March 31, 2013 compared to the 2012 first quarter was primarily a consequence of a net unrealized loss on commodity contracts in the 2013 period compared to a gain in the 2012 period and higher stock-based compensation expenses, offset somewhat by higher cash flows as noted above, a net realized gain on commodity contracts in the 2013 period compared to a loss in the 2012 period, a reduced future income tax expense, and lower depletion and depreciation expense.

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit

	Three months ended March 31,
($000s, except per share amounts)	2013	2012
Cash flow from operating activities	35,527	24,056
Basic ($/share)	0.33	0.22
Diluted ($/share)	0.30	0.21
Funds flow from operations	37,545	29,194
Basic ($/share)	0.35	0.27
Diluted ($/share)	0.32	0.25
Net profit	4,561	9,172
Basic ($/share)	0.04	0.09
Diluted ($/share)	0.04	0.08

Capital Expenditures

Bellatrix invested $91.6 million in capital expenditures during the three months ended March 31, 2013, compared to $74.1 million in the first quarter of 2012.

Capital Expenditures
	Three months ended March 31,
($000s)	2013	2012
Lease acquisitions and retention	5,606	2,989
Geological and geophysical	23	(41)
Drilling and completion costs	76,362	62,170
Facilities and equipment	9,468	8,943
Exploration and development (1)	91,459	74,061
Corporate (2)	150	70
Total capital expenditures - cash	91,609	74,131
Property dispositions - cash	5	(300)
Total net capital expenditures - cash	91,614	73,831
Other - non-cash (3)	787	(154)
Total net capital expenditures	92,401	73,677

(1)	Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.
(2)	Corporate includes office furniture, fixtures and equipment.
(3)	Other includes non-cash adjustments for the current period's decommissioning liabilities and share based compensation.

In the first quarter of 2013, Bellatrix posted a 100% success rate drilling and/or participating in 21 gross (17.08 net) wells, resulting in 18 gross (14.98 net) Cardium oil wells, and 3 gross (2.10 net) Notikewin/Falher liquids-rich gas wells.

By comparison, Bellatrix drilled or participated in 13 gross (10.72 net) wells during the 2012 first quarter, which included 10 gross (8.22 net) Cardium light oil horizontal wells, 1 gross (1 net) Duvernay natural gas horizontal well, 1 gross (0.5 net) Notikewin natural gas horizontal well, and 1 gross (1 net) Cardium natural gas horizontal well.

During the first quarter of 2013, the Company doubled the capacity at the 9-3 Compressor Station built to process gas and liquids from the Ferrier area from 3,300 HP to 6,600 HP.  Bellatrix also constructed 26 km of 12" diameter high pressure pipeline to facilitate moving up to 150 mmcf/d of gas and associated liquids from the Brazeau and Ferrier areas to an underutilized third party operated deep cut gas plant in the Minnehik/Buck Lake Area of West Central Alberta.   Additionally, the Company constructed a total of 13.2 km of dual 10" diameter gathering pipelines and 8.2 km of dual 8" diameter gathering pipelines.

The $91.6 million capital program for the three months ended March 31, 2013 was financed from funds flow from operations and bank debt.

Based on the current economic conditions and Bellatrix's operating forecast for 2013, the Company budgets a capital program between $230 to $240 million funded from the Company's cash flows and to the extent necessary, bank indebtedness.  Including the capital expected to be invested by the JV Partner, a total capital program of $365 million is anticipated for 2013.  The 2013 capital budget is expected to be directed primarily towards horizontal drilling and completions activities in the Cardium and Notikewin areas.

Decommissioning Liabilities

At March 31, 2013, Bellatrix has recorded decommissioning liabilities of $44.5 million, compared to $43.9 million at December 31, 2012, for future abandonment and reclamation of the Company's properties.  For the three months ended March 31, 2013, decommissioning liabilities increased by a net $0.6 million as a result of $0.7 million incurred on property acquisitions and development activities and $0.2 million as a result of charges for the unwinding of the discount rates used for assessing liability fair values, offset by a $0.2 million decrease for changes in estimates, and a $0.1 million decrease for liabilities settled during the period.  The $0.2 million decrease as a result of changes in estimates is primarily due to a discount rate variation at March 31, 2013 compared to December 31, 2012, in addition to other abandonment liability revisions.

Liquidity and Capital Resources

As an oil and gas business, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent on the success of exploiting the Company's existing asset base and in acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or reduced.

Bellatrix is focused on growing oil and natural gas production from its diversified portfolio of existing and emerging resource plays in Western Canada.  Bellatrix remains highly focused on key business objectives of maintaining financial strength and optimizing capital investments - attained through a disciplined approach to capital spending, a flexible investment program and financial stewardship. Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term.  Bellatrix believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.  Bellatrix's results are affected by external market and risk factors, such as fluctuations in the prices of crude oil and natural gas, movements in foreign currency exchange rates and inflationary pressures on service costs. Market conditions have resulted in Bellatrix experiencing primarily downward trends in crude oil pricing and recent increases in natural gas pricing.

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies.  Such strategies encompass, among other factors: having adequate sources of financing available through its bank credit facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with operating debt covenants.  Bellatrix is fully compliant with all of its operating debt covenants.

Bellatrix generally relies on operating cash flows and its credit facilities to fund capital requirements and provide liquidity.  Future liquidity depends primarily on cash flow generated from operations, existing credit facilities and the ability to access debt and equity markets.  From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs.  There can be no assurance that future debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix's trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

A substantial portion of Bellatrix's accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks.  Bellatrix sells substantially all of its production to six primary purchasers under standard industry sale and payment terms.  The most significant 60 day exposure to a single counterparty is currently approximately $17.6 million.  Purchasers of Bellatrix's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix reducing or mitigating its exposures to certain counterparties where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties.  In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.  In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner's willingness to participate in Bellatrix's ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.

Total net debt levels of $245.4 million at March 31, 2013 have increased by $55.8 million from $189.6 million at December 31, 2012, primarily as a consequence of an increase in a working capital deficiency and bank debt as the Company executed its 2013 capital program. Total net debt includes the liability component of the 4.75% Debentures and excludes unrealized commodity contract assets and liabilities, deferred taxes, finance lease obligations, deferred liabilities and decommissioning liabilities.

Funds flow from operations represents 41% of the funding requirements for Bellatrix's capital expenditures for the three months ended March 31, 2013.

As of March 31, 2013, the Company's credit facilities consisted of a $25 million demand operating facility provided by a Canadian bank and a $195 million extendible revolving term credit facility provided by two Canadian banks and a Canadian financial institution.  Amounts borrowed under the credit facility bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, the LIBOR margin rate, or the bankers' acceptance stamping fee, plus between 1.00% and 3.50%, depending on the type of borrowing and the Company's debt to cash flow ratio.  The credit facilities are secured by a $400 million debenture containing a first ranking charge and security interest.  Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.  A standby fee is charged of between 0.50% and 0.875% on the undrawn portion of the credit facilities, depending on the Company's debt to cash flow ratio.

Effective April 30, 2013, the banking syndicate has approved to increase the borrowing base from $220 million to $255 million through to November 30, 2013.  The new credit facilities consist of a $45 million demand operating facility provided by a Canadian bank, and a $210 million extendible revolving term credit facility provided by two Canadian banks and a Canadian institution.  The revolving period of the credit facility was extended from June 25, 2013 to June 24, 2014.

The revolving period for the revolving term credit facility will end on June 24, 2014, unless extended for a further 364  day period.  Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 24, 2014.  The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on November 30, 2013.

As at March 31, 2013, approximately $69.2 million or 31% of unused and available bank credit under its then existing credit facilities was available to fund Bellatrix's ongoing capital spending and operational requirements.

Bellatrix currently has commitments associated with its credit facilities outlined above and the commitments outlined under the "Commitments" section.  Bellatrix continually monitors its capital spending program in light of the recent volatility with respect to commodity prices and Canadian dollar exchange rates with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and draws on Bellatrix's credit facility, as necessary.  Bellatrix has the ability to fund its 2013 capital program of $230 to $240 million by utilizing cash flow, and to the extent necessary, bank indebtedness.

As at April 30, 2013, Bellatrix had outstanding a total of 9,259,895 options exercisable at an average exercise price of $3.45 per share, $55.0 million principal amount of 4.75% Debentures convertible into common shares (at a conversion price of $5.60 per share) and 107,919,329 common shares.

Commitments

As at March 31, 2013, Bellatrix committed to drill 2 gross (1.17 net) wells pursuant to farm-in agreements.   Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $3.8 million.

In addition, Bellatrix entered into two joint operation agreements during the 2011 year and an additional joint operation agreement during 2012. The agreements include a minimum commitment for the Company to drill a specified number of wells each year over the term of the individual agreements. The details of these agreements are provided in the table below:

Joint Operation Agreement	Feb. 1, 2011	Aug. 4, 2011	Dec. 14, 2012
Agreement Term	2011 to 2015	2011 to 2016	2014 to 2018
Minimum wells per year (gross and net)	3	5 to 10	2
Minimum total wells (gross and net)	15	40	10
Estimated total cost ($000s)	$52.5	$140.0	$35.0
Remaining wells to drill at March 31, 2013	4	28	10
Remaining estimated total cost ($000s)	$14.0	$98.0	$35.0

The Company has the following liabilities as at March 31, 2013:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	4-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$99,488	$99,488	$-	$-	$-
Long-term debt - principal (2)	150,827	-	150,827	-	-
Convertible debentures - principal	55,000	-	55,000	-	-
Convertible debentures - interest (3)	5,440	2,613	2,827	-	-
Commodity contract liability	12,125	9,126	2,999	-	-
Decommissioning liabilities (4)	44,497	-	7,452	6,381	30,664
Finance lease obligation	14,217	1,441	3,105	3,074	6,597
Total	$381,594	$112,668	$222,210	$9,455	$37,261

(1)	Includes $1.1 million of accrued coupon interest payable in relation to the 4.75% Debentures and $0.3 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.
(2)	Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed. Interest due on the bank credit facility is calculated based upon floating rates.
(3)	The 4.75% Debentures outstanding at March 31, 2013 bear interest at a coupon rate of 4.75%, which currently requires total annual interest payments of $2.6 million.
(4)	Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company's properties (between 2014 and 2053).

Bellatrix will also have drilling commitments associated with its recently announced joint venture agreement in January, 2013 with a South Korean based company. Closing of this agreement is expected to occur on or before May 31, 2013.  Refer to the details discussed earlier herein.

Off-Balance Sheet Arrangements

The Company has certain fixed-term lease agreements, including primarily office space leases, which were entered into in the normal course of operations.  All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease.  The lease agreements do not currently provide for early termination.  No asset or liability value has been assigned to these leases in the balance sheet as of March 31, 2013.

Business Prospects and 2013 Year Outlook

Bellatrix continues to develop its core assets and conduct exploration programs utilizing its large inventory of geological prospects.  As at March 31, 2013, Bellatrix has approximately 205,113 net undeveloped acres and approximately 1,093 net remaining locations ($4.3 billion in future drilling capital requirements at current average costs) on the Company's two core propitious resource plays to fuel Bellatrix's future growth.

As a result of the recently announced joint venture with a Seoul Korea based company, Bellatrix's 2013 capital expenditure budget has been increased to between $230 and $240 million.  A total capital program of $365 million is anticipated when including the capital expected to be invested by the joint venture partner.  Based on the timing of proposed expenditures, downtime for scheduled and unscheduled plant turnarounds, completion of required infrastructure, and normal production declines, execution of the 2013 capital expenditure plan is expected to provide average daily production of approximately 24,000 boe/d to 25,000 boe/d, and an exit rate of approximately 30,000 boe/d to 31,000 boe/d.

The Company has initiated the 2013 program by instituting drilling of multiple horizontal wells from single surface locations.  Pad drilling enhances the opportunity to efficiently develop the resource while minimizing the environmental footprint and improving our cost and on-stream efficiencies.  Pad drilling also facilitates drilling through the spring breakup months of Q2.  Given a timely close to the Korean Joint Venture, the Company plans to double the rig count to 7 - 8 drilling rigs throughout the second half of 2013.

Business Risks and Uncertainties

The reader is advised that Bellatrix continues to be subject to various types of business risks and uncertainties as described in the Company's Management Discussion and Analysis for the year ended December 31, 2012, and the Company's Annual Information Form for the year ended December 31, 2012.

Critical Accounting Estimates and Accounting Policies

The reader is advised that the critical accounting estimates, policies, and practices described in the Company's Management Discussion and Analysis for the year ended December 31, 2012 continue to be critical in determining Bellatrix's unaudited financial results as of March 31, 2013. There were no changes in accounting policies during the three months ended March 31, 2013, except as noted in the Company's March 31, 2013 Financial Statements.

A summary of future accounting pronouncements is found in the Company's Management Discussion and Analysis for the year ended December 31, 2012, available at www.sedar.com or as part of the Company's annual report on Form 40-F for the year ended December 31, 2012, which may be found at www.sec.gov.

Legal, Environmental Remediation and Other Contingent Matters

The Company is involved in various claims and litigation arising in the normal course of business.  While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company's favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated.  When the loss is determined, it is charged to earnings.  The Company's management monitor known and potential contingent matters and makes appropriate provisions by charges to earnings when warranted by the circumstances.

With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which Bellatrix currently foresees.

Controls and Procedures

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Internal Control over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company is required to disclose herein any change in the Company's internal control over financial reporting that occurred during the period beginning on January 1, 2013 and ended on March 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.  No material changes in the Company's internal control over financial reporting were identified during such period that has materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

It should be noted that a control system, including the Company's disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Sensitivity Analysis

The table below shows sensitivities to funds flow from operations as a result of product price, exchange rate, and interest rate changes.  This is based on actual average prices received for the first quarter of 2013 and average production volumes of 19,343 boe/d during that period, as well as the same level of debt outstanding at March 31, 2013.  Diluted weighted average shares are based upon the first quarter of 2013.  These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities.  Changes in any of these parameters will affect funds flow as shown in the table below:

	Funds Flow from Operations (1)	Funds Flow from Operations (1)
	(annualized)	Per Diluted Share
Sensitivity Analysis	($000s)	($)
Change of US $1/bbl WTI	1,700	0.01
Change of $0.10/ mcf	2,500	0.02
Change of US $0.01 CDN/ US exchange rate	1,200	0.01
Change in prime of 1%	1,500	0.01

(1)The term "funds flow from operations" should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company's performance. Therefore reference to additional GAAP measures of diluted funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found elsewhere herein. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

Selected Quarterly Consolidated Information

The following table sets forth selected consolidated financial information of the Company for the quarters in 2013, 2012, and 2011.

2013 - Quarter ended (unaudited)
($000s, except per share amounts)	March 31
Revenues before royalties and risk management	65,543
Cash flow from operating activities	35,527
Cash flow from operating activities per share
Basic	$0.33
Diluted	$0.30
Funds flow from operations (1)	37,545
Funds flow from operations per share (1)
Basic	$0.35
Diluted	$0.32
Net profit	4,561
Net profit per share
Basic	$0.04
Diluted	$0.04
Net capital expenditures (cash)	91,614
2012 - Quarter ended (unaudited)
($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Revenues before royalties and risk management	58,191	50,714	48,126	62,283
Cash flow from operating activities	24,056	28,458	24,807	32,007
Cash flow from operating activities per share
Basic	$0.22	$0.24	$0.23	$0.30
Diluted	$0.21	$0.22	$0.22	$0.28
Funds flow from operations (1)	29,194	25,366	26,613	29,865
Funds flow from operations per share (1)
Basic	$0.27	$0.24	$0.25	$0.28
Diluted	$0.25	$0.22	$0.23	$0.26
Net profit (loss)	9,172	9,963	(615)	9,251
Net profit (loss) per share
Basic	$0.09	$0.09	($0.01)	$0.09
Diluted	$0.08	$0.09	($0.01)	$0.08
Net capital expenditures (cash)	73,831	16,284	35,515	64,383
2011 - Quarter ended (unaudited)
($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Revenues before royalties and risk management	40,535	53,444	49,145	59,194
Cash flow from operating activities	15,718	23,825	28,023	30,626
Cash flow from operating activities per share
Basic	$0.16	$0.23	$0.26	$0.28
Diluted	$0.15	$0.22	$0.24	$0.26
Funds flow from operations (1)	17,027	23,126	23,964	30,120
Funds flow from operations per share (1)
Basic	$0.17	$0.22	$0.22	$0.28
Diluted	$0.16	$0.21	$0.21	$0.26
Net profit (loss)	(5,487)	12,315	820	(13,597)
Net profit (loss) per share
Basic	($0.06)	$0.12	$0.01	($0.13)
Diluted	($0.06)	$0.11	$0.01	($0.13)
Net capital expenditures (cash)	59,247	28,784	40,087	47,240

(1) Refer to "Additional GAAP Measures" in respect of the term "funds flow from operations" and "funds flow from operations per share".

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS As at March 31, 2013 and December 31, 2012
(unaudited, expressed in Canadian dollars)

($000s)	2013	2012

ASSETS
Current assets
Accounts receivable (note 12)	$48,908	$40,792
Deposits and prepaid expenses	7,092	4,136
Commodity contract asset (note 12)	-	7,519
	56,000	52,447
Exploration and evaluation assets (note 3)	40,593	38,177
Property, plant and equipment (note 4)	663,182	589,759
Deferred taxes (note 8)	-	1,038
Total assets	$759,775	$681,421

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$99,488	$50,771
Current portion of finance lease obligation	1,441	1,425
Commodity contract liability (note 12)	9,126	1,131
	110,055	53,327

Commodity contract liability (note 12)	2,999	6,214
Long-term debt (note 5)	150,827	133,047
Convertible debentures	51,105	50,687
Finance lease obligation	12,776	13,131
Decommissioning liabilities	44,497	43,909
Deferred taxes (note 8)	766	-
Total liabilities	373,025	300,315

SHAREHOLDERS' EQUITY
Shareholders' capital	371,850	371,576
Equity component of convertible debentures	4,378	4,378
Contributed surplus	38,093	37,284
Deficit	(27,571)	(32,132)
Total shareholders' equity	386,750	381,106
Total liabilities and shareholders' equity	$759,775	$681,421

COMMITMENTS (note 11)
SUBSEQUENT EVENT (note 14)

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three months ended March 31,
(unaudited, expressed in Canadian dollars)

($000s)	2013	2012

REVENUES
Petroleum and natural gas sales	$64,908	$57,679
Other income	635	512
Royalties	(11,785)	(6,613)
Total revenues	53,758	51,578

Realized gain (loss) on commodity contracts	6,502	(2,945)
Unrealized gain (loss) on commodity contracts	(12,299)	4,868
	47,961	53,501

EXPENSES
Production	15,058	13,306
Transportation	1,445	1,658
General and administrative	3,586	2,761
Share-based compensation (note 6)	1,450	793
Depletion and depreciation (note 4)	17,090	19,462
Loss (gain) on property dispositions and swaps	(250)	759
	38,379	38,739

NET PROFIT BEFORE FINANCE AND TAXES	9,582	14,762

Finance expenses (note 9)	3,217	2,291

NET PROFIT BEFORE TAXES	6,365	12,471

TAXES
Deferred tax expense (note 8)	1,804	3,299

NET PROFIT AND COMPREHENSIVE INCOME	4,561	9,172

Net profit per share (note 10)
Basic	$0.04	$0.09
Diluted	$0.04	$0.08
See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the three months ended March 31,
(unaudited, expressed in Canadian dollars)

($000s)	2013	2012

SHAREHOLDERS' CAPITAL
Common shares
Balance, beginning of period	$371,576	$370,048
Issued on exercise of share options	191	168
Contributed surplus transferred on exercised options	83	47
Balance, end of period	371,850	370,263

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning and end of period	4,378	4,378

CONTRIBUTED SURPLUS (note 6)
Balance, beginning of period	37,284	33,882
Share-based compensation expense	975	1,178
Adjustment of share-based compensation expense
for forfeitures of unvested share options	(83)	(13)
Transfer to share capital for exercised options	(83)	(47)
Balance, end of period	38,093	35,000

DEFICIT
Balance, beginning of period	(32,132)	(59,903)
Net profit	4,561	9,172
Balance, end of period	(27,571)	(50,731)

TOTAL SHAREHOLDERS' EQUITY	$386,750	$358,910

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31,
(unaudited, expressed in Canadian dollars)

($000s)	2013	2012

Cash provided by (used in):

CASH FLOW FROM OPERATING ACTIVITIES
Net profit	$4,561	$9,172
Adjustments for:
Depletion and depreciation	17,090	19,462
Finance expenses (note 9)	591	577
Share-based compensation (note 6)	1,450	793
Unrealized (gain) loss on commodity contracts	12,299	(4,868)
Loss (gain) on property dispositions and swaps	(250)	759
Deferred tax expense (note 8)	1,804	3,299
	37,545	29,194
Decommissioning costs incurred	(279)	(177)
Change in non-cash working capital (note 7)	(1,739)	(4,961)
	35,527	24,056

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital	191	168
Advances from loans and borrowings	171,030	136,388
Repayment of loans and borrowings	(153,250)	(96,329)
Obligations under finance lease	(339)	(117)
	17,632	40,110
Change in non-cash working capital (note 7)	716	588
	18,348	40,698

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Expenditure on exploration and evaluation assets	(5,692)	(2,948)
Additions to property, plant and equipment	(85,917)	(71,183)
Proceeds on sale of property, plant and equipment	(5)	300
	(91,614)	(73,831)
Change in non-cash working capital (note 7)	37,739	9,077
	(53,875)	(64,754)

Change in cash	-	-

Cash, beginning of period	-	-

Cash, end of period	$-	$-

Cash paid:
Interest	$1,318	$792
Taxes	-	-

See accompanying notes to the condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the "Company" or "Bellatrix") is a growth oriented, public exploration and production company.

2.	BASIS OF PREPARATION

	a.	Statement of compliance

These condensed consolidated financial statements ("interim financial statements") were authorized by the Board of Directors on May 7, 2013. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with the Company's 2012 audited annual financial statements, available at www.sedar.com. The Company has prepared these interim financial statements using the same accounting policies and critical accounting estimates applied in the 2012 audited annual financial statements, except as noted below.

	b.	Change in accounting policies

On January 1, 2013, the Company adopted new standards with respect to consolidations (IFRS 10), joint arrangements (IFRS 11), disclosure of interests in other entities (IFRS 12), fair value measurements (IFRS 13), and amendments to financial instrument disclosures (IFRS 7). The adoption of these standards had no impact on the amounts recorded in the consolidated financial statements as at January 1, 2013 or on the comparative periods.

	c.	Basis of measurement

The condensed consolidated financial statements are presented in Canadian dollars, the Company's functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The condensed consolidated financial statements have, in management's opinion, been properly prepared using careful judgment and reasonable limits of materiality. These condensed consolidated financial statements are prepared within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2012. The condensed consolidated financial statement note disclosures do not include all of those required by IFRS applicable for annual financial statements. Accordingly, the condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto as at and for the year ended December 31, 2012.

3. EXPLORATION AND EVALUATION ASSETS

($000s)

Cost
Balance, December 31, 2011	$33,089
Additions	17,118
Transfer to oil and natural gas properties	(10,301)
Disposals (1)	(1,729)
Balance, December 31, 2012	38,177
Additions	5,879
Transfer to oil and natural gas properties	(3,463)
Balance, March 31, 2013	$40,593

(1) Disposals include swaps.

4. PROPERTY, PLANT AND EQUIPMENT

($000s)
	Oil and natural gas properties	Office furniture and equipment	Total
Cost
Balance, December 31, 2011	$657,315	$2,503	$659,818
Additions	194,442	299	194,741
Transfer from exploration and evaluation assets	10,301	-	10,301
Disposals (1)	(10,950)	-	(10,950)
Balance, December 31, 2012	851,108	2,802	853,910
Additions	86,911	139	87,050
Transfer from exploration and evaluation assets	3,463	-	3,463
Balance, March 31, 2013	$941,482	$2,941	$944,423

Accumulated Depletion, Depreciation and Impairment losses
Balance, December 31, 2011	$174,250	$1,267	$175,517
Charge for time period	75,466	254	75,720
Impairment loss	14,760	60	14,820
Disposals (1)	(1,906)	-	(1,906)
Balance, December 31, 2012	$262,570	$1,581	$264,151
Charge for time period	17,028	62	17,090
Balance, March 31, 2013	$279,598	$1,643	$281,241
(1) Disposals include swaps.

Carrying amounts
At December 31, 2012	$588,538	$1,221	$589,759
At March 31, 2013	$661,884	$1,298	$663,182

Bellatrix has included $456.2 million (2012: $384.2 million) for future development costs and excluded $37.9 million (2012: $35.1 million) for estimated salvage from the depletion calculation for the three months ended March 31, 2013.

For the three months ended March 31, 2013, the Company capitalized $1.2 million (2012: $1.0 million) of general and administrative expenses, and $0.4 million (2012: $0.5 million) of share-based compensation expense directly related to exploration and development activities.

Bellatrix's credit facilities are secured against all of the assets of the Corporation by a $400 million debenture containing a first ranking floating charge and security interest.  The Corporation has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

5. LONG-TERM DEBT

($000s)	March 31, 2013	December 31, 2012

Operating facility	$15,827	$4,047

Revolving term facility	135,000	129,000

Balance, end of period	$150,827	$133,047

As of March 31, 2013, the Company's credit facilities consisted of a $25 million demand operating facility provided by a Canadian bank and a $195 million extendible revolving term credit facility provided by two Canadian banks and a Canadian financial institution.

Effective April 30, 2013, the banking syndicate has approved to increase the borrowing base from $220 million to $255 million through to November 30, 2013.  The new credit facilities consist of a $45 million demand operating facility provided by a Canadian bank, and a $210 million extendible revolving term credit facility provided by two Canadian banks and a Canadian institution.  The revolving period of the credit facility was extended from June 25, 2013 to June 24, 2014.

The revolving period for the revolving term credit facility will end on June 24, 2014, unless extended for a further 364  day period.  Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 24, 2014.  The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on November 30, 2013.

As at March 31, 2013, the Company had outstanding letters of credit totaling $0.8 million that reduce the amount otherwise available to be drawn on the syndicated facility.

As at March 31, 2013, the Company had approximately $69.2 million, or 31% of unused and available bank credit under its then existing credit facilities. Bellatrix was fully compliant with all of its operating debt covenants.

6.	SHARE-BASED COMPENSATION PLANS

	a.	Share Option Plan

During the three months ended March 31, 2013, Bellatrix granted nil (2012: 25,000) share options, and recorded share-based compensation of $0.9 million (2012: $1.2 million) related to its outstanding share options, net of forfeitures of $0.1 million (2012: $0.01 million), of which $0.4 million (2012: $0.5 million) was capitalized to property, plant and equipment. In addition, $0.9 million (2012: $0.1 million) (note 6 b.) was expensed in relation to the Director's Deferred Share Unit Plan, resulting in total net share-based compensation of $1.4 million recognized as an expense for the first quarter of 2013 (2012: $0.8 million).

The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. No options were granted during the three months ended March 31, 2013.

The weighted average trading price of the common shares on the TSX for the three months ended March 31, 2013 was $5.37 (2012: $5.13).

The following tables summarize information regarding Bellatrix's Share Option Plan:

Share Options Continuity
	Weighted Average Exercise Price	Number
Balance, December 31, 2012	$ 3.46	9,420,451
Granted	-	-
Exercised	$ 3.77	(50,555)
Forfeited and cancelled	$ 4.19	(76,668)
Balance, March 31, 2013	$ 3.45	9,293,228

As of March 31, 2013, a total of 10,791,933 share options were reserved, leaving an additional 1,498,705 available for future grants.

Share Options Outstanding, March 31, 2013
	Outstanding			Exercisable
	At	Weighted Average	Weighted Average Remaining	At
Exercise Price	March, 31 2013	Exercise Price	Contractual Life	March 31, 2013	Exercise Price
$0.65 - $ 1.45	680,726	$ 1.02	1.1	680,726	$ 1.02
$1.46 - $ 1.99	1,177,449	$ 1.65	1.0	1,177,449	$ 1.65
$2.00 - $ 3.36	1,403,719	$ 2.41	2.0	970,385	$ 2.08
$3.37 - $ 3.84	1,545,000	$ 3.42	4.0	84,665	$ 3.70
$3.85 - $ 4.72	2,211,001	$ 3.95	2.5	1,132,314	$ 3.90
$4.73 - $ 5.50	2,275,333	$ 5.28	3.3	733,974	$ 5.26
$0.65 - $ 5.50	9,293,228	$ 3.45	2.6	4,779,513	$ 2.77

b.	Deferred Share Unit Plan

During the three months ended March 31, 2013, the Company granted 2,164 (2012: 2,627) DSUs, and had 410,688 DSUs outstanding as at March 31, 2013 (2012: 161,853). For the three months ended March 31, 2013, Bellatrix recorded approximately $0.8 million (2012: $0.1 million) of share based compensation expense and had a liability balance of $2.7 million (2012: $0.9 million) relating to the Company's outstanding DSUs.

7. SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital
($000s)	Three months ended March 31,
	2013	2012
Changes in non-cash working capital items:
Accounts receivable	$ (8,116)	$ (1,005)
Deposits and prepaid expenses	(2,956)	(2,270)
Accounts payable and accrued liabilities	47,788	7,979
	$ 36,716	$ 4,704
Changes related to:
Operating activities	$ (1,739)	$ (4,961)
Financing activities	716	588
Investing activities	37,739	9,077
	$ 36,716	$ 4,704

8.	INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. As at March 31, 2013, Bellatrix had approximately $638 million in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $10 million that expire in years through 2027.

9. FINANCE INCOME AND EXPENSES

	Three months ended March 31,
($000s)	2013	2012
Finance expense
Interest on long-term debt	$ 1,982	$ 1,063
Interest on convertible debentures	644	651

Accretion on convertible debentures	418	388
Accretion on decommissioning liabilities	173	189
	591	577
Finance expense	$ 3,217	$ 2,291

10. PER SHARE AMOUNTS

The calculation of basic earnings per share for the three months ended March 31, 2013 was based on a net profit of $4.6 million (2012: $9.2 million).
	Three months ended March 31,
	2013	2012
Basic common shares outstanding	107,919,329	107,463,313
Dilutive effect of:
Share options outstanding	9,293,228	7,929,247
Shares issuable for convertible debentures	9,821,429	9,821,429
Fully diluted common shares outstanding	127,033,986	125,213,989
Weighted average shares outstanding	107,882,027	107,426,094
Dilutive effect of share options and convertible debentures (1)	2,843,057	11,841,340
Diluted weighted average shares outstanding	110,725,084	119,267,434

(1)	For the three months ended March 31, 2013, a total of 2,843,057 share options were included in the calculation as they were dilutive, and 9,821,429 common shares issuable pursuant to the conversion of the 4.75% Debentures were excluded from the calculation as they were not dilutive.

For the three months ended March 31, 2012, a total of 2,019,911 share options and 9,821,429 common shares issuable pursuant to the conversion of the 4.75% Debentures were included in the calculation as they were dilutive. As a consequence, a total of $0.8 million for interest and accretion expense (net of income tax effect) was added to the numerator.

11.	COMMITMENTS

As at March 31, 2013, Bellatrix committed to drill 2 gross (1.17 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $3.8 million.

In addition, Bellatrix entered into two joint operation agreements during the 2011 year and an additional joint operation agreement during 2012. The agreements include a minimum commitment for the Company to drill a specified number of wells each year over the term of the individual agreements. The details of these agreements are provided in the table below:

Joint Operation Agreement	Feb. 1, 2011	Aug. 4, 2011	Dec. 14, 2012
Agreement Term	2011 to 2015	2011 to 2016	2014 to 2018
Minimum wells per year (gross and net)	3	5 to 10	2
Minimum total wells (gross and net)	15	40	10
Estimated total cost ($000s)	$52.5	$140.0	$35.0
Remaining wells to drill at March 31, 2013	4	28	10
Remaining estimated total cost ($000s)	$14.0	$98.0	$35.0

12.	FINANCIAL RISK MANAGEMENT

a.	Credit risk

As at March 31, 2013, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	5,828	2,147	7,975
Amounts due from government agencies	560	659	1,219
Revenue and other accruals	33,059	4,985	38,044
Cash call receivables	-	21	21
Plant revenue allocation receivable	-	2,855	2,855
Less: Allowance for doubtful accounts	-	(1,206)	(1,206)
Total accounts receivable	39,447	9,461	48,908
Less:
Accounts payable due to same partners	-	(16)	(16)
Subsequent receipts to April 30, 2013	(18,592)	(170)	(18,762)
	20,855	9,275	30,130

Amounts due from government agencies include GST and royalty adjustments. Plant revenue allocation receivable includes amounts under dispute over plant revenue allocations, net of expenses, from an operator. The Company has commenced legal action for collection of these amounts. Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

Cash calls receivables consist of advances paid to joint interest partners for capital projects.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure.

b.	Liquidity risk

The following are the contractual maturities of liabilities as at March 31, 2013:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	4-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$99,488	$99,488	$-	$-	$-
Long-term debt - principal (2)	150,827	-	150,827	-	-
Convertible debentures - principal	55,000	-	55,000	-	-
Convertible debentures - interest (3)	5,440	2,613	2,827	-	-
Commodity contract liability	12,125	9,126	2,999	-	-
Decommissioning liabilities (4)	44,497	-	7,452	6,381	30,664
Finance lease obligation	14,217	1,441	3,105	3,074	6,597
Total	$381,594	$112,668	$222,210	$9,455	$37,261

(1)	Includes $1.1 million of accrued coupon interest payable in relation to the 4.75% Debentures and $0.3 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.
(2)	Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed. Interest due on the bank credit facility is calculated based upon floating rates.
(3)	The 4.75% Debentures outstanding at March 31, 2013 bear interest at a coupon rate of 4.75%, which currently requires total annual interest payments of $2.6 million.
(4)	Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company's properties (between 2014 and 2053).

c. Commodity Price Risk

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

As at March 31, 2013, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$ 94.50 CDN	$ 94.50 CDN	WTI
Crude oil call option (1)	January 1, 2013 to Dec. 31, 2013	3,000 bbl/d	-	$ 110.00 US	WTI
Crude oil call option	January 1, 2014 to Dec. 31, 2014	3,000 bbl/d	-	$ 105.00 US	WTI
Natural gas fixed	April 1, 2013 to Oct. 31, 2013	20,000 GJ/d	$ 3.05 CDN	$ 3.05 CDN	AECO
Natural gas fixed	April 1, 2013 to Oct. 31, 2013	10,000 GJ/d	$ 3.095 CDN	$ 3.095 CDN	AECO
Natural gas fixed	Feb. 1, 2013 to Dec. 31, 2013	10,000 GJ/d	$ 3.05 CDN	$ 3.05 CDN	AECO
Natural gas fixed	April 1, 2013 to June 30, 2014	15,000 GJ/d	$ 3.05 CDN	$ 3.05 CDN	AECO

(1) Subsequent to period end, this crude oil call option for the May 1, 2013 to December 31, 2013 period was settled for $0.2 million.

13.	FAIR VALUE

The Company's financial instruments as at March 31, 2013 include accounts receivable, deposits, commodity contract asset, accounts payable and accrued liabilities, long-term debt and convertible debentures. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of commodity contracts as at March 31, 2012 was a net liability of $12.1 million (2012: $0.1 million net asset). The commodity contracts are classified as level 2 within the fair value hierarchy.

Long-term bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

The fair value of the 4.75% Debentures of $65.8 million is based on exchange traded values. The 4.75% Debentures are classified as level 1 within the fair value hierarchy.

14.	SUBSEQUENT EVENT

As previously disclosed in the Company's December 31, 2012 financial statements, in January 2013, Bellatrix entered into a joint venture agreement with a Seoul Korea based company, to accelerate development of Bellatrix's extensive undeveloped Cardium land holdings in West Central Alberta. In April 2013, the JV Partner requested and has been granted a one-month extension to the closing, which is now anticipated to occur on or before May 31, 2013. This agreement is anticipated to be accounted for as a joint operation under IFRS.

The Company's updated corporate presentation is available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange ("TSX") under the symbols BXE and BXE.DB.A, respectively, and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

SOURCE: Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
2300, 530 - 8th Avenue SW
Calgary, Alberta, Canada T2P 3S8
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

CO: Bellatrix Exploration Ltd.

CNW 02:05e 08-MAY-13